3/6/03

03002114

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

VP 3-5-03

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49131 |

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THREE ARROWS CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7517 WESTFIELD DRIVE
(No. and Street)

| BETHESDA | MARYLAND | 20817 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD PETERSON (301) 229-6240
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, SITA & COMPANY, PA
(Name – *if individual, state last, first, middle name*)

| 7833 WAKLKER DRIVE, SUITE 520 | GREENBELT | MD | 20770 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, RONALD PETERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THREE ARROWS CAPITAL CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President 2-24-03

Title

Notary Public

Tracy Ann Gill, Notary Public
Montgomery County
State of Maryland
My Commission [illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

# THREE ARROWS CAPITAL CORPORATION

DECEMBER 31, 2002

## CONTENTS

Independent Auditor's Report

## FINANCIAL STATEMENTS

EXHIBIT "A" - Statement of Financial Condition as of December 31, 2002

EXHIBIT "B" - Statement of Operations for the year ended December 31, 2002

EXHIBIT "C" - Statement of Changes in Stockholder's Equity for the year ended December 31, 2002

EXHIBIT "D" - Statement of Cash Flows for the year ended December 31, 2002

Notes to Financial Statements

Supplemental Information

Independent Auditor's Report on Internal Control Structure Required By SEC Rule 17a-5

D·S·C

DAVIS, SITA & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Three Arrows Capital Corp.

We have audited the accompanying statement of financial condition of Three Arrows Capital Corp. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Arrows Capital Corp. as of December 31, 2002, and the results of its operations, changes in its stockholder's equity and cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Sita + Company, P.A.

Certified Public Accountants

February 1, 2003

7833 Walker Dr • Suite 520 • Greenbelt, Md 20770 • 301.220.1152 • fax 301.220.3814 • www.dsc-cpa.com

EXHIBIT "A"

# THREE ARROWS CAPITAL CORP.

## Statement of Financial Condition
## December 31, 2002

### ASSETS

| | | | | |
|---|---|---|---|---|
| **Current Assets:** | | | | |
| Cash | | | $ | 7,644 |
| **Furniture and Equipment:** | | | | |
| Cost | $ | 21,141 | | |
| Accumulated depreciation | | 20,668 | | |
| Cost less accumulated depreciation | | | | 473 |
| **Other Assets:** | | | | |
| Organization costs | | 4,359 | | |
| Less amortization | | 4,359 | | |
| Total other assets | | | | - |
| TOTAL ASSETS | | | $ | 8,117 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | | | |
|---|---|---|---|---|
| **Current Liabilities:** | | | | |
| Accounts payable | | | $ | 719 |
| **Stockholder's Equity:** | | | | |
| Common stock, par value $.001, 1,000,000 shares authorized, 100,000 shares issued and outstanding | | 100 | | |
| Additional paid-in capital | | 8,702 | | |
| Retained earnings | | (1,404) | | |
| Total stockholder's equity | | | | 7,398 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | | $ | 8,117 |

See Notes to Financial Statements

EXHIBIT "B"

THREE ARROWS CAPITAL CORP.

Statement of Operations
For the Year Ended December 31, 2002

| | | |
|---|---|---|
| **Revenue:** | | |
| Consulting and underwriting | $ 26,597 | |
| Interest | 158 | |
| Total revenue | | $ 26,755 |
| **Expenses:** | | |
| Office expenses | 14,403 | |
| Registration fees | 5,375 | |
| Depreciation and amortization | 4,977 | |
| Accounting | 3,461 | |
| Interest | 268 | |
| Consultant | 153 | |
| Total expenses | | 28,637 |
| Net loss for the year | | $ (1,882) |

See Notes to Financial Statements

EXHIBIT "C"

# THREE ARROWS CAPITAL CORP.

## Statement of Changes in Stockholder's Equity
## For the Year Ended December 31, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2001 | $ 100 | $ 3,702 | $ 478 | $ 4,280 |
| Capital contribution | - | 5,000 | - | 5,000 |
| Net loss for the year | - | - | (1,882) | (1,882) |
| Balance, December 31, 2002 | $ 100 | $ 8,702 | $ (1,404) | $ 7,398 |

See Notes to Financial Statements

EXHIBIT "D"

# THREE ARROWS CAPITAL CORP.

## Statement of Cash Flows
## For the Year Ended December 31, 2002

| | | | | |
|---|---|---|---|---|
| **Cash Flows From Operating Activities:** | | | | |
| Net loss for the year - Exhibit "B" | $ | (1,882) | | |
| Adjustment to reconcile net loss for the period to net cash provided by operating activities: | | | | |
| Depreciation and amortization | | 4,977 | | |
| Increase in accounts payable | | 719 | | |
| Net cash provided by in operating activities | | | $ | 3,814 |
| **Cash Flows From Financing Activities:** | | | | |
| Repayment of note payable | | (10,000) | | |
| Additional capital contribution | | 5,000 | | |
| Net cash used in financing activities | | | | (5,000) |
| Net decrease in cash | | | | (1,186) |
| Cash balance, December 31, 2001 | | | | 8,830 |
| Cash balance, December 31, 2002 | | | $ | 7,644 |

THREE ARROWS CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Three Arrows Capital Corp. ("The Company") is a Maryland Corporation organized on February 12, 1996. The purpose of the Company is to engage in the business of a registered securities dealer. The principal office is located in Bethesda, Maryland. However, the company offers its services nationally.

### Method of Accounting

The financial statements of Three Arrows Capital Corp. have been prepared on the accrual basis of accounting. Under this method, certain revenues are recognized when earned, and certain expenses and purchases of assets are recognized when the obligation is incurred.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

### Depreciation

The cost of office furnishings and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

### Amortization

Organizational costs are being amortized on a straight-line basis over a period of 60 months.

## NOTE 2 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting, which results in certain timing differences between revenues and expenses reported on the tax returns versus revenues and expenses reflected on the accrual basis financial statements. For the year ended December 31, 2002, the difference between income tax reporting and financial is negligible.

## NOTE 5 - NET CAPITAL COMPUTATION

In its capacity as a broker-dealer, the Company comes under the rules and regulations of the National Association of Securities and Dealers and the Securities and Exchange Commission. In that regard the Company is required to maintain, at all times, net capital, as defined by the SEC, in the amount of $5,000. At December 31, 2002 the Company's net capital was $6,925, which was in excess of the required minimum.

THREE ARROWS CAPITAL CORP.

Supplemental Information
December 31, 2002

Computation of Net Capital:

| | | |
|---|---|---|
| Stockholder's equity | $ | 7,398 |
| Less: | | |
| Furniture and equipment | | (473) |
| Net capital | | 6,925 |
| Minimum capital requirement | | 5,000 |
| Excess net capital | $ | 1,925 |

Computation of Reserve Requirements:

Not applicable

Information Relative to Possessions and Control Requirements Under SEC Rule 15c3-3

The Corporation is exempt from the provisions for SEC Rule 15c3-3 in accordance with paragraph (k)(2)(i). The Corporation does not carry securities accounts for its clients.

Reconciliation Pursuant to Rule 17a-5(d)(4):

| | | |
|---|---|---|
| Net capital per December 31, 2002 FOCUS report | $ | 6,924 |
| Adjustment | | 1 |
| Net capital per computation above | $ | 6,925 |

D·S·C

DAVIS, SITA & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Three Arrows Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Three Arrows Capital Corp. (the Company), for the year ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' s above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American

7833 Walker Dr • Suite 520 • Greenbelt, Md 20770 • 301.220.1152 • fax 301.220.3814 • www.dsc-cpa.com

Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Davis, Sita & Company, P.A.
Certified Public Accountants

February 1, 2003